UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c), AND (d)  AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2
(Amendment No. 1)*

Ants Software Inc.
(Name of Issuer) Common Stock, $0.0001 par value
(Title of Class of Securities) 037271103
(CUSIP Number) December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037271103	13G/A	Page 2 of 14 pages

1.	NAMES OF REPORTING PERSONS. Fletcher Asset Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 13,935,877
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 13,935,877
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,935,877
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 037271103	13G/A	Page 3 of 14 pages

1.	NAMES OF REPORTING PERSONS. Fletcher International, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,935,877
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 037271103	13G/A	Page 4 of 14 pages

1.	NAMES OF REPORTING PERSONS. Fletcher International, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,935,877
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 037271103	13G/A	Page 5 of 14 pages

1.	NAMES OF REPORTING PERSONS. BRG Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,935,877
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 037271103	13G/A	Page 6 of 14 pages

1.	NAMES OF REPORTING PERSONS. Madison Williams Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,935,877
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 037271103	13G/A	Page 7 of 14 pages

1.	NAMES OF REPORTING PERSONS. Alphonse Fletcher, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,935,877
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 037271103	13G/A	Page 8 of 14 pages

Item 1(a).	Name of Issuer:

Ants Software Inc. ("Ants" or the "Company").

Item 1(b).	Address of Issuer's Principal Executive Offices:

1031 Cambridge Square
Suite G
Alpharetta, GA 30009

Item 2(a).	Name of Persons Filing:

Fletcher Asset Management, Inc. ("FAM"), Fletcher International, Inc. ("FII"), Fletcher International, Ltd. ("FIL"), BRG Investments, LLC ("BRG"), Madison Williams Capital LLC ("MW") and Alphonse Fletcher, Jr.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

If to any of FAM, FII, FIL, BRG or Mr. Fletcher, to:

c/o Fletcher Asset Management, Inc.
48 Wall Street
5th Floor
New York, New York 10005

If to MW, to:

c/o Madison Williams Capital LLC
527 Madison Avenue, 14th Floor
New York, NY 10022

Item 2(c).	Citizenship:

FAM is a corporation organized under the laws of the State of Delaware.  FII is a corporation organized under the laws of the State of Delaware.  FIL is a company domiciled in Bermuda.  BRG is a limited liability company organized under the laws of the State of New York.  MW is a limited liability company organized under the laws of the State of New York.  Alphonse Fletcher, Jr. is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value (the "Common Stock").

CUSIP No. 037271103	13G/A	Page 9 of 14 pages

Item 2(e).	CUSIP Number:

037271103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership:

	(a)	Amount Beneficially Owned by FAM:

CUSIP No. 037271103	13G/A	Page 10 of 14 pages

13,935,877 shares.

(b)	Percent of Class:

9.6% (based on 145,265,814 shares of Common Stock of the Company consisting of (i) 140,766,444 shares reported by the Company to FIL to be outstanding as of June 30, 2011 and (ii) 4,499,370 shares of Common Stock underlying the Warrants (as defined below) issuable within 60 days as of December 31, 2011).

(c)	Number of shares as to which FAM has:

	(i)	Sole power to vote or to direct the vote:

13,935,877 shares

	(ii)	Shared power to vote or to direct the vote:

0 shares

	(iii)	Sole power to dispose or to direct the disposition of:

13,935,877 shares

	(iv)	Shared power to dispose or to direct the disposition of:

0 shares

The 13,935,877 shares of Common Stock reported to be beneficially owned consist of (i) 2,100,000 shares of Common Stock issued to FIL pursuant to an Agreement, dated March 12, 2010, as amended on July 15, 2010 (the "FIL Agreement"), by and between the Company and FIL, (ii) 5,290,338 shares of Common Stock issued to FIL pursuant to the FIL Agreement and subsequently transferred to MW, (iii) 2,046,169 shares of Common Stock issued to BRG Investments, LLC pursuant to an Agreement, dated December 31, 2010 (the "BRG Agreement"), by and between the Company and BRG, and subsequently transferred to MW and (iv) 4,499,370 shares of Common Stock issuable (A) upon the exercise by FIL and/or BRG of Warrants (the "Warrants") pursuant to the FIL Agreement and pursuant to the BRG Agreement.

The holdings reported by the group reflect the shares of Common Stock issuable within 60 days as of December 31, 2011 that would have been held had FIL or BRG exercised their additional investment rights under the FIL Agreement and the BRG Agreement and had the Warrants been exercised on December 31, 2011, subject to a contractual limitation on the number of shares that may be issued by the Company to FIL and/or BRG without the provision of certain notice as set forth in the FIL Agreement and BRG Agreement, which

CUSIP No. 037271103	13G/A	Page 11 of 14 pages

prohibits the Company from issuing shares to FIL or BRG if such issuance would result in FIL or beneficially owning over 9.9% of the aggregate number of shares of Common Stock of the Company.

The shares of Common Stock of the Company reported to be beneficially owned are held by FAM, FII, FIL, BRG, MW and Mr. Fletcher as a group for purposes of Rule 13d-5(b)(1) and consist of shares of Common Stock and Common Stock underlying the Warrants held in one or more accounts managed by FAM (the "Accounts"), for FII, FIL and BRG.

FII is a member of MW that, by virtue of its equity holdings in MW and its power, pursuant to the limited liability company agreement of MW, dated August 11, 2011, to designate a majority of the manager designees to the board of managers of MW may be deemed to have shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares of Common Stock held by MW, and, therefore, FII may be deemed beneficial owner of such Common Stock.  FIL is a wholly owned subsidiary of FII.  Accordingly, FII may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Common Stock and the Common Stock underlying the Warrants issued to FIL, and, therefore, FII may be deemed to be the beneficial owner of such Common Stock underlying such Warrants.

FAM has sole power to vote and sole power to dispose of all shares of Common Stock and Common Stock underlying the Warrants in the Accounts.  By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.  FII, MW and Mr. Fletcher disclaim beneficial ownership of such Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Schedule 13G/A is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock issued to FIL under the FIL Agreement (including the portion transferred to MW), the shares of Common Stock issued to BRG under the BRG Agreement that were subsequently transferred to MW, and assuming issuance of Common Stock underlying the Warrant held at December 31, 2011 in the Accounts managed by FAM.  By reason of the provisions of Rule 13d-3 and Rule 13d-5 under the

CUSIP No. 037271103	13G/A	Page 12 of 14 pages

Act, FAM, FII, FIL, BRG, MW and Mr. Fletcher may each be deemed to beneficially own the shares of Common Stock and Common Stock underlying the Warrants held in the Accounts.  The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares purchased for its account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

This Schedule 13G/A is filed by a group consisting of FAM, FII, FIL, BRG, MW and Mr. Fletcher.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below Fletcher Asset Management, Inc., Fletcher International, Inc., Fletcher International, Ltd., BRG Investments, LLC, Madison Williams Capital LLC and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 037271103	13G/A	Page 13 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

Fletcher Asset Management, Inc.

By:	/s/ Giacomo LaFata
	Name:	Giacomo LaFata
	Title:	Authorized Signatory

By:	/s/ Stewart Turner
	Name:	Stewart Turner
	Title:	Authorized Signatory

Fletcher International, Inc. by its duly authorized investment advisor, Fletcher Asset Management, Inc.

By:	/s/ Giacomo LaFata
	Name:	Giacomo LaFata
	Title:	Authorized Signatory

By:	/s/ Stewart Turner
	Name:	Stewart Turner
	Title:	Authorized Signatory

Fletcher International, Ltd. by its duly authorized investment advisor, Fletcher Asset Management, Inc.

By:	/s/ Giacomo LaFata
	Name:	Giacomo LaFata
	Title:	Authorized Signatory

By:	/s/ Stewart Turner
	Name:	Stewart Turner
	Title:	Authorized Signatory

CUSIP No. 037271103	13G/A	Page 14 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	BRG INVESTMENTS, LLC

	By:	/s/ Giacomo LaFata
Giacomo LaFata
Authorized Signatory

/s/ Stewart Turner
Stewart Turner
Authorized Signatory

MADISON WILLIAMS CAPITAL LLC

	By:	/s/ Stewart Turner
Stewart Turner
Authorized Signatory

Alphonse Fletcher, Jr., in his individual capacity

	By:	/s/ Denis J. Kiely
	Name:	Denis J. Kiely for Alphonse Fletcher, Jr.
*By Power of Attorney, dated February 14, 2001, attached as Exhibit A hereto